UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 10)

                                   ONEOK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68267810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                               Westar Energy, Inc.
--------------------------------------------------------------------------------
                         (f/k/a Western Resources, Inc.)
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D



CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR ENERGY, INC. (f/k/a WESTERN RESOURCES, INC.)  48-0290150
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) / /
                                                                     (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
                                            0

                                 8          SHARED VOTING POWER
                                            4,714,433
          NUMBER OF                         An additional 21,815,386 shares of
          SHARES                            Common Stock issuable in certain
          BENEFICIALLY                      circumstances in the event of the
          OWNED BY                          conversion (the conditions for
          EACH                              which are not expected to occur
          REPORTING                         within the next 60 days) of
          PERSON WITH                       21,815,386 shares of Series D
                                            Convertible Preferred Stock.

                                 9          SOLE DISPOSITIVE POWER
                                            0

                                 10         SHARED DISPOSITIVE POWER
                                            4,714,433
                                            An additional 21,815,386 shares of
                                            Common Stock issuable in certain
                                            circumstances in the event of the
                                            conversion (the conditions for which
                                            are not expected to occur within the
                                            next 60 days) of 21,815,386 shares
                                            of Series D Convertible Preferred
                                            Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,433

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.35%

         Up to 27.4% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series D Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/k/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) / /
                                                                  (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
                                            0

                                 8          SHARED VOTING POWER
                                            4,714,433
          NUMBER OF                         An additional 21,815,386 shares of
          SHARES                            Common Stock issuable in certain
          BENEFICIALLY                      circumstances in the event of the
          OWNED BY                          conversion (the conditions for
          EACH                              which are not expected to occur
          REPORTING                         within the next 60 days) of
          PERSON WITH                       21,815,386 shares of Series D
                                            Convertible Preferred Stock.

                                 9          SOLE DISPOSITIVE POWER
                                            0

                                 10         SHARED DISPOSITIVE POWER
                                            4,714,433
                                            An additional 21,815,386 shares of
                                            Common Stock issuable in certain
                                            circumstances in the event of the
                                            conversion (the conditions for which
                                            are not expected to occur within the
                                            next 60 days) of 21,815,386 shares
                                            of Series D Convertible Preferred
                                            Stock.


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,433

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.35%

         Up to 27.4% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series D Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------



Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed by Westar Energy, Inc. (f/k/a Western Resources, Inc.), a Kansas corporation ("Westar Energy"), and Westar Industries, Inc. (f/k/a Westar Capital, Inc.), a Delaware corporation and a wholly owned subsidiary of Westar Energy ("Westar Industries" and, together with Westar Energy, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar Industries. This Statement supplements and amends the statement on Schedule 13D originally filed by the Reporting Persons with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000, Amendment No. 4 filed with the Commission on April 8, 2002, Amendment No. 5 filed with the Commission on April 26, 2002, Amendment No. 6 filed with the Commission on May 23, 2002, Amendment No. 7 filed with the Commission on June 3, 2002, Amendment No. 8 filed with the Commission on August 29, 2002 and Amendment No. 9 filed with the Commission on January 10, 2003 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 2. Identity and Background

     Westar Energy is a Kansas corporation. It is a consumer services company with interests in monitored services and energy. The principal business address of Westar Energy is: Westar Energy, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Energy is set forth in Exhibit 1.1 and is incorporated by reference herein. During the last five years, Westar Energy, and to the knowledge of Westar Energy, none of the persons listed on Exhibit 1.1 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


Item 4. Purpose of the Transaction.

     The last paragraph of Item 4 is deleted and following disclosure is in lieu thereof:

     On February 5, 2003, the Issuer repurchased 9,038,755 shares of its Series A Convertible Preferred Stock from Westar Industries, a wholly owned subsidiary of Westar Energy. Westar Industries also exchanged its remaining shares of Series A Convertible Preferred Stock for 21,815,386 new shares of the Issuer's Series D Convertible Preferred Stock. Westar Industries continues to hold 4,714,433 shares of the Issuer's common stock. Westar Industries now has a total ownership interest of 27.4 % in the Issuer.

     In addition, the Issuer has agreed to register the Series D Convertible Preferred and common stock held by Westar Industries for future sale, subject to the effectiveness of such registration, the expiration of a 180-day lock-up period and future market conditions.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1.1 previously filed is replaced by Exhibit 1.1 as amended below:

     EXHIBIT 1.1 Identity of Executive Officers and Directors of Westar Energy, Inc.
     EXHIBIT 11 Certificate of the Designations of $0.925 Series D Non-Cumulative Convertible Preferred Stock dated February 3, 2003.
     EXHIBIT 12   Stock Purchase Agreement dated as of February 5, 2003.

         Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003


                            WESTAR ENERGY, INC.


                            By:    /s/ James S. Haines, Jr.
                                   --------------------------------------------
                                   Name:    James S. Haines, Jr.
                                   Title:   President and Chief Executive
                                              Officer


                            WESTAR INDUSTRIES, INC.


                            By:    /s/ James S. Haines, Jr.
                                   --------------------------------------------
                                   Name:    James S. Haines, Jr.
                                   Title:   President and Chief Executive
                                              Officer

                                   EXHIBIT 1.1
       Identity of Executive Officers and Directors of Westar Energy, Inc.


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Energy, Inc. ("Westar Energy") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Western Energy, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar Energy.


Name                                    Title                                 Present Principal Occupation
                                                                              or Employment
Executive Officers
------------------
James S. Haines, Jr.                    President and Chief Executive         same
                                        Officer

Mark A. Ruelle                          Executive Vice President and Chief    same
                                        Financial Officer

William B. Moore                        Executive Vice President and Chief    same
                                        Operating Officer

Richard A. Dixon                        Senior Vice President                 same

Douglas R. Sterbenz                     Senior Vice President                 same

Directors
---------
Frank J. Becker                         Director                              President of Becker Investments,
                                                                              Inc. in Lawrence, Kansas.

Gene A. Budig                           Director                              Senior Advisor to the Commissioner
                                                                              of Baseball, American League of
                                                                              Professional Baseball Clubs in New
                                                                              York, New York and a professor in
                                                                              the Woodrow Wilson School of Public
                                                                              and International Affairs at
                                                                              Princeton University.

Charles Q. Chandler, IV                 Director, Chairman of the Board       Chairman of the Board, President
                                                                              and Chief Executive Officer of
                                                                              INTRUST Bank, N.A. and President of
                                                                              INTRUST Financial Corporation.

R. A. Edwards III                       Director                              President and Chief Executive Officer
                                                                              and a director of the First National
                                                                              Bank of Hutchinson, Kansas.

James S. Haines, Jr.                    Director                              President and Chief Executive
                                                                              Officer, Westar Energy, Inc.


                                  Page 8 of 9

Larry D. Irick                          Director                              Vice President and Corporate
                                                                              Secretary of Westar Energy, Inc.

John C. Nettles, Jr.                    Director                              Partner in the law firm of
                                                                              Morrisson & Hecker, L.L.P. in
                                                                              Overland Park, Kansas.

                                                                      EXHIBIT 11


                    CERTIFICATE OF THE DESIGNATIONS, POWERS,
                    PREFERENCES AND RELATIVE, PARTICIPATING,
                OPTIONAL OR OTHER RIGHTS, AND THE QUALIFICATIONS,
             LIMITATIONS OR RESTRICTIONS THEREOF, OF $0.925 SERIES D
                  NON - CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                       OF

                                   ONEOK, INC.

                         PURSUANT TO SECTION 1032 OF THE
                GENERAL CORPORATION ACT OF THE STATE OF OKLAHOMA


     ONEOK, INC., an Oklahoma corporation (the "Corporation"), does hereby certify that the Board of Directors of the Corporation duly adopted the following resolution, at a meeting duly convened and held on January 9, 2003, in respect of a series of Preferred Stock, par value $0.01 per share, of the Corporation, pursuant to authority conferred upon the Board by Article Fourth of the Certificate of Incorporation of the Corporation and in accordance with
Section 1032 of the General Corporation Act of the State of Oklahoma:

     BE IT RESOLVED, that the issuance of a series of Preferred Stock of the Corporation is hereby authorized, and the designation, amount, powers, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, of the shares of such series of Preferred Stock of the Corporation, are hereby fixed as follows:

     1. Designation; Class and Amount; Certain Definitions. The Preferred Stock, the issuance of which is hereby authorized, shall comprise 21,815,386 shares the distinctive serial designation of which shall be "$0.925 Series D Non-Cumulative Convertible Preferred Stock" which is sometimes herein referred to as "Series D Preferred Stock." The number of shares of Series D Preferred Stock which are purchased or otherwise acquired by the Corporation or converted into Common Stock shall be canceled and shall revert to authorized but unissued shares of Series D Preferred Stock. Certain capitalized terms used herein have the meanings specified therefor in Section 11 below.

     2. Dividends; Priority.

     (a) Payments of Dividend; Series D Preferred Stock. Each Holder of shares of Series D Preferred Stock shall be entitled to receive, when and if declared by the Board, in respect of each share of Series D Preferred Stock, out of the funds of the Corporation legally available therefor, for each Dividend Period or portion thereof, quarterly cash dividends in an amount per share equal to $0.23125 from and after the date of issuance of the shares of Series D Preferred Stock (the "Issue Date"), as long as the shares of Series D Preferred Stock remain outstanding. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on shares of Series D Preferred Stock, which are not paid.

     (b) Payment and Record Dates. Dividends accrued on the Series D Preferred Stock in respect of each Dividend Period shall be payable, when and if declared by the Board in arrears concurrently with each date of payment (each such date, a "Dividend Payment Date") by the Corporation of quarterly cash dividends on the Common Stock in respect of such Dividend Period; provided, however, that if any such day is not a Business Day the applicable Dividend Payment Date shall be the next succeeding day that is a Business Day; and provided, further that if no quarterly cash dividends are paid on the Common Stock in respect of any such Dividend Period, the Dividend Payment Date shall mean such date as may be determined by the Board within three months following the end of such Dividend Period; provided, however, dividends payable with respect to the Dividend Period immediately following the Issue Date shall accrue from the Issue Date. Dividends on the Series D Preferred Stock shall accrue on a daily basis from the commencement of each Dividend Period. Dividends will cease to accrue in respect of any shares of Series D Preferred Stock on the Surrender Date in respect of a conversion pursuant to Section 8(a) or on the Redemption Date in respect of a redemption. Dividends payable on the Series D Preferred Stock for any Dividend Period constituting less than a full fiscal quarter shall be computed ratably on the basis of a 360-day year of twelve (12) 30-day months. Dividends for any Dividend Period shall not be cumulative to the extent not paid in full on each Dividend Payment Date. Dividends on the Series D Preferred Stock in respect of any Dividend Period unpaid as of the Dividend Payment Date for such Dividend Period shall permanently remain unpaid. The foregoing notwithstanding, dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any regular Dividend Payment Date. Dividends shall be payable to the Holders as they appear on the Stock Books not exceeding forty (40) days preceding the relevant Dividend Payment Date. Dividends shall be paid in cash, by wire transfer in immediately available funds to the accounts designated by the respective Holders in written notices given to the Corporation at least five (5) Business Days prior to the payment date or by such other means as may be agreed to by the Corporation and the respective Holders, such wire transfer to be effected for good value on or before the Dividend Payment Date.

     (c) Special Dividends; Notice. Notwithstanding anything in this Certificate of Designations to the contrary, the holders of the Series D Preferred Stock shall participate in all Special Dividends on a share-for-share basis with the holders of Common Stock, as if shares of the Series D Preferred Stock were converted into Common Stock immediately prior to the record date with respect to each such Special Dividend.

     (d) Priority as to Dividends; Restriction on Dividends, Redemption, etc. The Corporation shall not, for so long as the Series D Preferred Stock shall remain outstanding, directly or indirectly, declare or pay or set apart for payment any dividends (including cumula-tive dividends) or make (or permit any Subsidiary to make) any other distributions on, or payment on account of the purchase, redemption or other retirement or acquisition for value of the Common Stock, any other capital stock of the Corporation ranking equal to or junior to the Series D Preferred Stock as to dividends or as to distribution of assets upon any liquidation, dissolution or winding-up of the affairs of the Corporation or any options, warrants or rights to purchase or acquire Common Stock or any such capital stock or any securities convertible into or exchangeable for shares of Common Stock or any such capital stock, except that such payment of dividends and such other distributions and payments may be made so long as full dividends payable on the Series D Preferred Stock for the Dividend Period commencing immediately prior to the date of such dividend, distribution or other payment have been or are concurrently paid (or a sum sufficient for the payment thereof set apart for such payment subject to declaration thereof); provided, however, that the foregoing restrictions shall not apply to: (i) any dividend payable solely in shares of any stock of the Corporation ranking, as to dividends and as to distribution of assets upon any liquidation, dissolution or winding-up of the affairs of the Corporation, junior to the Series D Preferred Stock (or payable solely in options, warrants or rights to purchase or acquire any such stock) or
(ii) any distribution pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any Subsidiary heretofore or hereafter adopted or (iii) any distribution pursuant to a redemption, at the stated redemption price, of any rights granted to Holders of Common Stock pursuant to a stockholder rights plan or (iv) any dividend approved in writing by the holders of at least 66 2/3 percent of all shares of Series D Preferred Stock then outstanding. Holders of shares of Series D Preferred Stock shall be entitled to receive dividends in accordance with the foregoing clause (a) of this Section 2 in preference to and in priority over any dividend upon any securities junior to the Series D Preferred Stock.

     3. Voting Rights. Holders of shares of Series D Preferred Stock, voting together as a single class with holders of shares of Common Stock (and with holders of any other class or series of stock which may similarly be entitled to vote with the holders of Common Stock) shall be entitled at any meeting of stockholders called for the purpose of voting on (or acting by written consent without need of any advance notice) (i) any proposed amendment to the Certificate of Incorporation or By-laws which would reasonably have the effect of modifying in any way Section 1, Article Twelfth of the Amended Certificate of Incorporation of the Corporation dated January 15, 1998, electing that Sections 1145 through 1155 of Title 18 of the Oklahoma General Corporation Law (the "Control Share Acquisition Statute") shall not apply to the Corporation, or would reasonably cause the Corporation to become subject to (a) the Control Share Acquisition Statute or (b) any other provisions which are substantially similar to the Control Share Acquisition Statute, to abstain or vote for or against such amendment and (ii) any transaction or series of transactions submitted to a vote of the stockholders of the Corporation which, if consummated, would constitute a Change in Control, to vote with respect to such transaction(s). When voting together with the holders of shares of Common Stock on any such transaction(s), each share of Series D Preferred Stock shall carry, as of the record date applicable to such vote, a number of votes equal to the number of votes carried in the aggregate by the number of shares of Common Stock issuable upon conversion of one share of Series D Preferred Stock into Common Stock in accordance with Section 8 below.

     (a) Except as provided by this Section 3 and Sections 4 and 9 below, or as otherwise may be required by applicable law, the Holders of Series D Preferred Stock shall not be entitled, by virtue of their being Holders thereof, to vote in any election of directors to the Board of the Corporation, or with respect to any other matter submitted to the stockholders of the Corporation. Where a vote of the Holders, voting as a separate class, may be required by applicable law or by this Section 3 or Section 4 or 9, each share of Series D Preferred Stock shall carry one vote.

     4. Covenants. So long as any shares of Series D Preferred Stock are outstanding, the Corporation covenants and agrees with and for the benefit of the Holders of such shares that without the affirmative vote or consent of Holders of 66 2/3 percent of all shares of the Series D Preferred Stock then outstanding, voting as a separate class in person or by proxy or by written consent delivered to the Secretary of the Corporation, the Corporation shall not amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation, this Certificate of Designations, or any amendment or supplement to any of the foregoing, so as to affect adversely the rights, powers, preferences, qualifications, limitations or restrictions of any Holder of Series D Preferred Stock.

     5. Optional Redemption. Subject to the rights of Holders of shares of Series D Preferred Stock set forth in Section 8 hereof, the Corporation may, at its option, redeem, in the manner provided for in Section 6 hereof, on or after August 1, 2006, all or a portion of the shares of Series D Preferred Stock at the Redemption Price per share if the Closing Price of the Common Stock exceeds $25.00 for 30 consecutive Trading Days prior to the date notice is given by Corporation pursuant to Section 6 hereof of its intention to redeem all or a portion of the shares of Series D Preferred Stock pursuant to this Section 5. The "Redemption Price" shall equal the product of (x) $20.00 and (y) the number of shares of Common Stock then issuable upon the conversion of one share of Series D Preferred Stock.

     6. Procedure for Redemption. In the event that the Corporation shall redeem shares of Series D Preferred Stock pursuant to Section 5 hereof, notice of such redemption (a "Redemption Notice") shall be mailed by first-class mail, postage prepaid, not less than 30 days nor more than 90 days, except as provided below, prior to the redemption date (the "Redemption Date") described in such notice, to the Holders of record of shares to be redeemed at their respective addresses as they shall appear in the records of the Corporation; provided, however, that failure to give such notice or any defect therein or the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be re-deemed except as to the Holder to whom the Corporation has failed to give such notice or except as to the Holder to whom notice was defective. Each such notice shall state: (i) the Redemption Date; (ii) the number of shares of Series D Preferred Stock to be redeemed; (iii) the Redemption Price; (iv) the place or places where certificate for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed ceased to accrue as of the date of such notice; and (vi) that the Holder's right to convert such shares into shares of Common Stock shall terminate on the close of business on the second Business Day preceding such Redemption Date. In the event that the Corporation has delivered a Redemption Notice to the Shareholder and the Shareholder is then precluded under Section 4.2(a), (b) or (c) of the Registration Rights Agreement from effecting an underwritten offering of Common Stock or Series D Preferred Stock, then the Redemption Date shall automatically be extended until the ninety-first (91st) day following the date that the restrictions set forth in Section 4.2(a), (b) or (c) of the Registration Rights Agreement have expired.

     (a) In the event that fewer than all shares of Series D Preferred Stock represented by a surrendered certificate are to be redeemed hereunder, a new certificate shall be issued at the Corporation's expense representing the shares of Series D Preferred Stock not so redeemed.

     (b) Effective on the Redemption Date, any shares of Series D Preferred Stock redeemed shall no longer be deemed outstanding, all rights of the Holders thereof as preferred stockholders of the Corporation shall cease and thereupon the certificate(s) theretofore representing shares of Series D Preferred Stock shall represent only the right to receive the Redemption Price in respect thereof.

     (c) On or prior to the Redemption Date, the Redemption Price with respect to all the shares of Series D Preferred Stock to be redeemed shall be deposited with the Corporation's transfer agent.

     7. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the Holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount per share in cash equal to the amount that would be payable on one share of Common Stock (such amount payable being adjusted appropriately to reflect any stock split, stock dividend, reverse stock split, or any transaction with comparable effect upon the Common Stock and assuming conversion of all shares of Series D Preferred Stock then outstanding into shares of Common Stock immediately prior to such liquidation, dissolution or winding-up), plus all dividends then due on the Series D Preferred Stock (the "Liquidation Preference"). This entitlement of the Holders of shares of Series D Preferred Stock shall be satisfied before any similar payment shall be made or any assets distributed to the holders of the Common Stock or any other security junior in rank to the Series D Preferred Stock as to distribution of assets upon such dissolution, liquidation or winding-up. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to all of the Holders of the outstanding shares of Series D Preferred Stock, then the Holders of all such shares shall share ratably in such distribution of assets in accordance with the respective liquidation preferences to which they are entitled. For the purposes of this section, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with one or more other corporations shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, unless such voluntary sale, conveyance, exchange or transfer shall be in connection with a dissolution or winding up of the business of the Corporation.

     8. Conversion.

     (a) Conversion Right. The Holder of any share or shares of Series D Preferred Stock shall have the right, at any time, at such Holder's option, to convert, without the payment of additional consideration, each share of Series D Preferred Stock held by that Holder into one fully paid and nonassessable share of Common Stock (as adjusted pursuant to Section 8(c) hereof); provided, however, that shares of the Series D Preferred Stock Beneficially Owned by any member of the Shareholder Group shall not be convertible unless the aggregate of the regular cash dividends for the fiscal year immediately prior to such conversion that would have been payable with respect to all the shares of Common Stock issuable upon the conversion of one share of Series D Preferred Stock is greater than $0.925 (the "Conversion Threshold"); provided, further, that the shares of Series D Preferred Stock Beneficially Owned by any member of the Shareholder Group shall not be convertible if such conversion would have a material adverse effect on the exemptions from the Public Utility Holding Company Act of 1935, as amended, of the Corporation or any of its Subsidiaries or Parent, the Shareholder or any affiliate of the Shareholder. Special or extraordinary dividends shall not be taken into account in determining whether the Conversion Threshold has been met. Notwithstanding anything in this Section 8(a) to the contrary, any member of the Shareholder Group may convert shares of Series D Preferred Stock into shares of Common Stock at any time in connection with, and immediately prior to, a Transfer pursuant to subsections (a)-(c) and
(e) of Section 4.3 of the Shareholder Agreement.

     (b) Conversion Procedures. Any Holder of shares of Series D Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate(s) evidencing such shares of Series D Preferred Stock of the Holder at the office of the Corporation's transfer agent. Such surrendered certificate(s), if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, and shall be accompanied by written notice to the Corporation that the Holder elects so to convert such shares of Series D Preferred Stock, which notice shall specify the name or names (with address or addresses) in which the Holder wishes the certificate(s) evidencing shares of Common Stock to be issued, in exchange for that certificate or those certificates so surrendered.

          (i) The Corporation shall, within five (5) Business Days after such surrender of certificates evidencing shares of Series D Preferred Stock accompanied by written notice and in compliance with any other conditions contained herein, issue and deliver, or cause to be issued and delivered, to the person(s) for whose account such certificate(s) evidencing shares of Series D Preferred Stock were so surrendered, or to the nominee(s) of such Person(s), certificates representing the number of full shares of Common Stock to which such Person shall be entitled pursuant to the then-applicable conversion rate. Such conversion shall be deemed to have been made on the date of such surrender of the certificate(s) evidencing shares of Series D Preferred Stock to be converted (the "Surrender Date") and the Person(s) entitled to receive the Common Stock deliverable upon conversion of such Series D Preferred Stock shall be treated for all purposes as the record holder(s) of such Common Stock on such date and thereafter. Conversion of Series D Preferred Stock may otherwise be achieved in accordance with such procedures as the Corporation and a majority of the Holders may agree.

          (ii) In the event that fewer than all shares of Series D Preferred Stock represented by a surrendered certificate are to be converted hereunder, a new certificate shall be issued at the Corporation's expense representing the shares of Series D Preferred Stock not so converted.

          (iii) Effective on the day following the Surrender Date, dividends shall cease to accrue on any shares of Series D Preferred Stock surrendered for conversion, such shares of Series D Preferred Stock shall no longer be deemed outstanding, all rights of the Holders thereof as preferred stockholders of the Corporation shall cease (other than the right to receive dividends declared or otherwise payable to Holders of Series D Preferred Stock on a record date prior to the Surrender Date) and thereupon the certificate(s) theretofore representing shares of Series D Preferred Stock shall represent only the right to receive the Common Stock deliverable upon conversion in respect thereof.

          (iv) If any shares of Series D Preferred Stock are surrendered for conversion subsequent to the record date preceding a Dividend Payment Date but on or prior to such Dividend Payment Date (except shares called for redemption on a redemption date between such record date and such Dividend Payment Date), the Holder of such shares at the close of business on such record date shall be entitled to receive the dividend payable on such shares on such Dividend Payment Date notwithstanding the conversion thereof.

     (c) The conversion rate shall be adjusted from time to time as follows:

          (i) In case the Corporation shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, (A) pay a dividend in shares of its Common Stock, (B) subdivide its outstanding shares of Common Stock into a larger number of shares, or (C) combine its outstanding shares of Common Stock into a smaller number of shares, the conversion rate in effect immediately prior to such action shall be adjusted so that the Holder of any shares of Series D Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such Holder would have owned or have been entitled to receive immediately following such action had such shares of Series D Preferred Stock been converted immediately prior thereto. An adjustment made pursuant to this Section 8(c)(i) shall become effective retroactively to immediately after the opening of business on the Business Day following the record date in the case of a dividend and shall become effective immediately after the opening of business on the Business Day following the effective date in the case of a subdivision or combination. If, as a result of an adjustment made pursuant to this Section 8(c)(i), the Holder of any shares of Series D Preferred Stock thereafter surrendered for conversion shall become entitled to receive shares of two or more classes of capital stock of the Corporation, the Board of Directors (whose determination shall be conclusive) shall determine the allocation of the adjusted conversion rate between or among shares of such classes of capital stock.

          (ii) In case the Corporation shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, issue rights or warrants to all holders of shares of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share less than the current Market Price per share of Common Stock, at such record date, the conversion rate shall be adjusted so that it shall equal the rate determined by multiplying the conversion rate in effect immediately prior to the date of issuance of such rights or warrants by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such current market price. For the purposes of this Section 8(c)(ii), the issuance of rights or warrants to subscribe for or purchase securities convertible into Common Stock shall be deemed to be the issuance of rights or warrants to purchase the shares of Common Stock into which such securities are convertible at an aggregate offering price equal to the aggregate offering price of such securities plus the minimum aggregate amount (if any) payable upon conversion of such securities into shares of Common Stock; provided, however, that if all of the shares of Common Stock subject to such rights or warrants have not been issued when such rights or warrants expire, then the conversion rate shall promptly be readjusted to the conversion rate which would then be in effect had the adjustment upon the issuance of such rights or warrants been made on the basis of the actual number of shares of Common Stock issued upon the exercise of such rights or warrants. The foregoing provision shall not apply to issuances of rights pursuant to a stockholder rights plan provided that such rights are issued together with the Common Stock upon conversion of the Series D Preferred Stock. An adjustment made pursuant to this
     Section 8(c)(ii) shall become effective retroactively immediately after the record date for the determination of stockholders entitled to receive such rights or warrants.

          (iii) In case the Corporation shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, distribute to all holders of shares of its Common Stock evidences of its indebtedness or securities or assets (excluding cash dividends payable out of consolidated earnings or retained earnings or dividends payable in shares of Common Stock) or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries (excluding those referred to in Section 8(c)(ii)), then in each such case the conversion rate shall be adjusted so that it shall equal the rate determined by multiplying the conversion rate in effect immediately prior to the date of such distribution by a fraction, the numerator of which shall be the current Market Price per share of the Common Stock on the record date referred to below, and the denominator of which shall be such current market price per share of the Common Stock less the then fair market value of the portion of the assets or evidences of indebtedness or securities or assets so distributed or of such subscription rights or warrants applicable to one share of Common Stock. Such adjustment shall become effective retroactively immediately after the record date for the determination of stockholders entitled to receive such distribution.

          (iv) The Corporation shall be entitled at its option to make such additional adjustments in the conversion rate, in addition to those required by subsections 8(c)(i), 8(c)(ii) and 8(c)(iii), as shall be necessary in order that any dividend or distribution in shares of stock, subdivision or combination of shares of Common Stock, issuance of rights or warrants, evidences of indebtedness or assets (other than cash dividends payable out of consolidated earnings or retained earnings) referred to above, shall not be taxable to the Holders of shares of Series D Preferred Stock.

          (v) In any case in which this Section 8(c) shall require that an adjustment be made retroactively immediately following a record date, the Corporation may elect to defer (but only for five (5) Business Days following the filing of the statement referred to in Section 8(c)(vii)) issuing to the holder of any shares of this Series converted after such record date (A) the shares of Common Stock and other capital stock of the Corporation issuable upon such conversion over and above (B) the shares of Common Stock and other capital stock of the Corporation issuable upon such conversion on the basis of the conversion rate prior to adjustment.

          (vi) Notwithstanding any other provisions of this Section 8(c), the Corporation shall not be required to make any adjustment of the conversion rate (A) in respect of any Special Dividend in which the holders of Series D Preferred Stock participate as provided in Section 2(c) or (B) unless such adjustment would require an increase or decrease of at least 1% in such rate (any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% in such rate).

          (vii) Whenever an adjustment in the conversion rate is required, the Corporation shall forthwith place on file with its Transfer Agent a statement signed by its Chief Executive Officer, Chief Financial Officer or a Vice President and by its Secretary, Assistant Secretary, Treasurer or Assistant Treasurer, stating the adjusted conversion rate determined as provided herein. Such statements shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment. Promptly after the adjustment of the conversion rate, the Corporation shall mail a notice thereof to each holder of shares of Series D Preferred Stock.

     (d) Reservation of Shares; etc. The Corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized and unissued stock, such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of the Series D Preferred Stock from time to time outstanding, solely for the purpose of effecting such conversion. The Corporation shall, from time to time, in accordance with the laws of the State of Oklahoma, increase the authorized number of shares of Common Stock if at any time the number of shares of authorized and unissued Common Stock shall not be sufficient to permit the conversion of all the then-outstanding shares of Series D Preferred Stock.

          (i) If any shares of Common Stock required to be reserved hereunder for purposes of conversion require registration with or approval of any governmental authority under any Federal or state law before such shares may be issued upon conversion, the Corporation shall, in good faith and as expeditiously as possible, cause such shares to be duly registered or approved as the case may be. If the Common Stock is listed on the New York Stock Exchange or any other national or foreign securities exchange, the Corporation shall, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon conversion of Series D Preferred Stock.

          (ii) The Corporation will pay any and all taxes that may be payable in respect of the issuance or delivery of shares of Common Stock upon conversion of shares of Series D Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series D Preferred Stock so converted were registered and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

     (e) Reclassifications, Consolidations, Mergers or Sales of Assets. In case of (i) any reclassification or change of outstanding shares of Common Stock (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination), (ii) any consolidation or merger of the Corporation with one or more other corporations (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification or change of outstanding shares of Common Stock issuable upon conversion of Series D Preferred Stock), (iii) any sale or conveyance to another corporation or other entity of all or substantially all of the property of the Corporation, or (iv) any other transaction which would constitute a Change in Control of the Corporation, then the Corporation, or such successor corporation or other entity, as the case may be, shall make appropriate provision so that the holder of each share of Series D Preferred Stock then outstanding shall have the right to convert such share into the kind and amount of shares of stock or other securities and property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock might have been converted immediately prior to such consolidation, merger, sale, reclassification, change or conveyance, subject to adjustment which shall be as nearly equivalent as may be practicable to the adjustments provided for in
Section 8(c). The provisions of this paragraph shall apply similarly to successive consolidations, mergers, sales or conveyances.

     9. Priority. The Series D Preferred Stock shall be senior in rank, both as to dividends and as to distribution of assets upon any liquidation, dissolution or winding-up of the affairs of the Corporation, to the Common Stock, or any class of equity securities of the Corporation which by its terms are junior to the Series D Preferred Stock, and shall not be junior in rank with respect to any class or series of Preferred Stock that may be issued by the Corporation, unless the Holders of 66 2/3 percent of the outstanding shares of the Series D Preferred Stock shall consent to the creation, reclassification or authorization of any class or series of the Corporation's capital stock ranking prior to the Series D Preferred Stock as to dividends or as to distributions of assets upon liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any security convertible into shares of such class or series.

     10. Notices. The Corporation shall provide notice to each Holder of any action taken or proposed to be taken or any determination made by the Corporation and/or the Shareholder under the terms of this Certificate of Designations. Notice of any such action or determination by the Corporation and/or the Shareholder and all other notices and other communications provided for in this Certificate of Designations shall be delivered by facsimile and by reputable overnight courier,

     (a) if to the Corporation, to:

                  ONEOK, Inc.
                  100 West Fifth Street
                  Tulsa, Oklahoma  74103
                  Facsimile:  (918) 588-7971
                  Attn:  Chief Executive Officer

      with a copy to:

                  ONEOK, Inc.
                  100 West Fifth Street
                  Tulsa, Oklahoma  74103
                  Facsimile:  (918) 588-7971
                  Attn:  General Counsel

or such other address as the Corporation shall have furnished to the Holders in writing,

     (b) if to a Holder and/or the Shareholder, to the address and facsimile number of such Holder listed on the Stock Books of the Corporation.

     11. Definitions. Certain capitalized terms are used herein as defined below:

     "Affiliate" shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person. For the purposes of this definition, "control," when used with respect to any particular Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Beneficial Owner" (and, with correlative meanings, "Beneficially Own" and "Beneficial Ownership") of any interest means a Person who, together with his, her or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended, or who, together with his, her, or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise.

     "Board" shall mean the Board of Directors of the Corporation in office at the applicable time, as elected in accordance with the By-Laws of the Corporation and with the Shareholder Agreement.

     "Business Day" means any day other than a Saturday, a Sunday, a day on which the New York Stock Exchange is closed or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

     "By-Laws" shall mean the By-Laws of the Corporation, as they may be amended from time to time.

     "Certificate of Designations" means this Certificate of Designations, Powers, Preferences and Relative, Participating, Optional or other Rights, and the Qualifications, Limitations or Restrictions Thereof, creating the Series D Preferred Stock.

     "Certificate of Incorporation" shall mean the Certificate of Incorporation of the Corporation, as it may be amended from time to time.

     "Change in Control" shall mean the occurrence of any one of the following events:

     (1) any Person (other than the Shareholder and/or its Affiliates) becoming the Beneficial Owner, directly or indirectly, 35% or more of the Securities entitled to vote generally in the election of directors, pursuant to the consummation of a merger, consolidation, sale of all or substantially all of the Corporation's assets, share exchange or similar form of corporate transaction involving the Corporation or any of its subsidiaries that requires the approval of the Corporation's shareholders, whether for such transaction or the issuance of securities in such transaction; provided, however, that the event described in this paragraph (1) shall not be deemed to be a Change in Control if it occurs as the result of any of the following acquisitions: (A) by any employee benefit plan sponsored or maintained by the Corporation or any Affiliate, or (B) by any underwriter temporarily holding Securities pursuant to an offering of such Securities;

     (2) the consummation of a merger, consolidation, sale of all or substantially all of the Corporation's assets, share exchange or similar form of corporate transaction involving the Corporation or any of its subsidiaries that requires the ap-proval of the Corporation's shareholders, whether for such transaction or the issuance of securities in such transaction, unless immediately following such transaction more than 50 percent of the total voting power of (x) the corporation resulting from such transaction, or (y) if applicable, the ultimate parent corporation that directly or indirectly has Beneficial Ownership of 100 percent of the securities eligible to elect directors of such resulting corporation, is represented by Securities entitled to vote generally in the election of directors that were outstanding immediately prior to such transaction (or, if applicable, shares into which such Securities were converted pursuant to such transaction), and such voting power among the holders of such Securities that were outstanding immediately prior to such transaction is in substantially the same proportion as the voting power of such Securities among the holders thereof immediately prior to such transaction; or

     (3) the consummation of a plan of complete liquidation or dissolution of the Corporation.

     "Closing Price" for each Trading Day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system of the New York Stock Exchange or, if the Common Stock is no longer listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to the principal national securities exchange on which the Common Stock is then listed or admitted to trading or if the Common Stock is no longer listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such security selected by a majority of the Board or, if on any such date no market maker is making a market in such security, the fair value as determined in good faith by a majority of the Board based upon the opinion of an independent investment banking firm of recognized standing.

     "Common Stock" means the Common Stock of ONEOK, Inc.

     "Control Share Acquisition Statute" has the meaning specified in Section 3(a) above.

     "Corporation" has the meaning specified in the preamble.

     "Dividend Payment Date" has the meaning specified in Section 2(b) above.

     "Dividend Period" means the applicable period from (and including) the Issue Date to the end of the first fiscal quarter after the Issue Date, and each fiscal quarter thereafter.

     "Holder" means a holder of record of a share or shares of Series D Preferred Stock.

     "Issue Date" has the meaning specified in Section 2(a) above.

     "Liquidation Preference" has the meaning specified in Section 7 above.

     The "Market Price" for the Common Stock shall mean the average of the Closing Prices for such Common Stock for the twenty (20) Trading Days immediately prior to the date on which the Market Price is being determined; provided, however, that in the event that the current per share market price of the Common Stock is determined during a period following the announcement by the Corporation of (a) a dividend or distribution on the Common Stock payable in shares of Common Stock or securities convertible into Common Stock or (b) any subdivision, combination or reclassification of the Common Stock and prior to the expiration of 20 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to take into account ex-dividend trading or the effects of such subdivision, combination or reclassification.

     "Parent" means Westar Energy, Inc., a Kansas corporation.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "Redemption Date" has the meaning specified in Section 6.

     "Redemption Price" has the meaning specified in Section 5.

     "Securities" shall mean any securities of the Corporation.

     "Series D Preferred Stock" has the meaning specified in Section 1 above.

     "Shareholder" means Westar Industries, Inc., a Delaware corporation.

     "Shareholder Agreement" means the Shareholder Agreement, dated as of January , 2003 among ONEOK, Parent and the Shareholder.

     "Shareholder Group" shall mean Parent, the Shareholder, any Affiliate of the Shareholder and any Person with whom any Shareholder or any Affiliate of any Shareholder is part of a 13D Group.

     "Special Dividend" means a dividend declared or paid on the Common Stock in respect of a recapitalization, spin-off, reorganization or other extraordinary transaction of the Corporation.

     "Stock Books" means the stock transfer books of the Corporation relating to its Common Stock and Preferred Stock.

     "Subsidiary" shall mean, with respect to any corporation (the "ultimate parent") any other corporation, association, or other business entity of which more than 50% of the shares of the voting stock are owned or controlled, directly or indirectly, by the ultimate parent or one or more Subsidiaries of the ultimate parent, or by the ultimate parent and one or more of its Subsidiaries.

     "Surrender Date" has the meaning specified in Section 8(b)(ii) above.

     "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business.

     "Transfer" shall mean any sale, transfer, pledge, encumbrance or other disposition to any Person.

     IN WITNESS WHEREOF, ONEOK, INC. has caused this Certificate of Designations to be made under the seal of the Corporation and signed and attested by the undersigned officers of the Corporation this 3rd day of February, 2003.

                                   ONEOK, INC.


                                   By:      /s/ David L. Kyle
                                            -----------------------------------
                                            Name:    David L. Kyle
                                            Title:   Chairman, President and
                                                     Chief Executive Officer

(Corporate Seal)

Attest:


By:      /s/ Eric Grimshaw
         -----------------------------------------------
         Name:    Eric Grimshaw
         Title:   Vice President and Corporate Secretary

                                                                      EXHIBIT 12


                            STOCK PURCHASE AGREEMENT


     This STOCK PURCHASE AGREEMENT (this "Agreement") is made as of February 5, 2003, by and among ONEOK, INC., an Oklahoma corporation (the "Company"), WESTAR ENERGY, INC., a Kansas corporation ("Parent") and WESTAR INDUSTRIES, INC., a Delaware corporation and a wholly-owned direct subsidiary of Parent (the "Shareholder").

                              W I T N E S S E T H:


     WHEREAS, the Company, Parent and Shareholder previously entered into that certain Transaction Agreement dated as of January 9, 2003 (the "Transaction Agreement"), pursuant to which the Company recently conducted a public offering (the "Offering") of shares of its common stock, $0.01 per share (the "Common Stock") and certain other securities;

     WHEREAS, pursuant to the Transaction Agreement, the Company agreed to use a portion of the proceeds of the Offering to repurchase from the Shareholder a portion of the Series A Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock");

     WHEREAS, the Offering was more successful, and generated a greater amount of proceeds, than was originally contemplated by the parties, and the parties desire for the Company to use a portion of such additional proceeds to repurchase additional shares of the Series A Preferred Stock from the Shareholder;

     WHEREAS, the Kansas Corporation Commission ("KCC") has previously ordered the Parent and the Shareholder to sell some of their non-utility assets in an effort to reduce the debt of the Parent and the Shareholder;

     WHEREAS, the repurchase of additional shares of Series A Preferred Stock by the Company will assist the Parent and the Shareholder in complying with the KCC's orders and allow Parent and Shareholder to repay indebtedness as ordered by the KCC; and

     WHEREAS, the parties intend to accomplish such additional repurchase on substantially the same terms and conditions as those described in the Transaction Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                            THE ADDITIONAL REPURCHASE


     The Company hereby repurchases (the "Additional Repurchase") from the Shareholder, and the Shareholder hereby sells to the Company, 3,012,919 shares of the Company's Series A Preferred Stock (the "Additional Repurchase Shares") for an aggregate purchase price of $50,000,000 (the "Purchase Price"), all on the same economic terms and conditions as provided in the Transaction Agreement and as specified in the Closing Statement agreed to by the parties and delivered concurrently herewith. The Shareholder hereby acknowledges receipt by wire transfer of cash in the amount of the Purchase Price, and the Company hereby acknowledges receipt from the Shareholder of a certificate representing the Additional Repurchase Shares accompanied by duly executed stock powers assigning the Additional Repurchase Shares in blank.


                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES


     Section 2.1. Representations and Warranties of the Company. The Company represents and warrants to the Shareholder as of the date hereof as follows:

          (a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Oklahoma and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

          (b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

          (c) This Agreement has been duly executed and delivered by the Company and assuming due authorization and valid execution and delivery by Parent and the Shareholder, this Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms.

          (d) Other than any consents that have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by the Company in connection with the (i) execution, delivery or performance of this Agreement or (ii) the consummation of any of the transactions contemplated by this Agreement.

          (e) The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder does not and will not (i) conflict with, or result in the breach of any provision of the constitutive documents of the Company; (ii) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any material contract, agreement or permit to which the Company is a party or by which the Company's assets or operations are bound or affected; or (iii) violate, in any material respect, any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, injunction, order or decree ("Law") applicable to the Company.

     Section 2.2. Representations and Warranties of the Parent and the Shareholder. Each of Parent and the Shareholder represents and warrants to the Company as of the date hereof as follows:

          (a) Each of Parent and the Shareholder has been duly incorporated and is validly existing as a corporation in good standing under the laws of its state of incorporation and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

          (b) This Agreement has been duly and validly authorized by each of Parent and the Shareholder and all necessary and appropriate action has been taken by each of Parent and the Shareholder to execute and deliver this Agreement and to perform its obligations hereunder.

          (c) This Agreement has been duly executed and delivered by each of Parent and the Shareholder and assuming due authorization and valid execution and delivery by the Company, this Agreement is a valid and binding obligation of each of Parent and the Shareholder, enforceable in accordance with its terms.

          (d) Other than any consents that have already been obtained, no consent, waiver, approval, authorization, exception, registration, license or declaration, including any additional consents or approvals of the KCC, is required to be made or obtained by either Parent or the Shareholder in connection with (i) the execution, delivery or performance of this Agreement or (ii) the consummation of any of the transactions contemplated by this Agreement.

          (e) The execution and delivery by Parent and the Shareholder of this Agreement and the performance of its obligations hereunder does not and will not (i) conflict with, or result in the breach of any provision of the constitutive documents of either Parent or the Shareholder; (ii) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any material contract, agreement or permit to which either Parent or the Shareholder is a party or by which either Parent or the Shareholder's assets or operations are bound or affected; (iii) violate, in any material respect, any Law applicable to either Parent or the Shareholder; or (iv) violate any order of the KCC.

          (f) Upon consummation of the Additional Repurchase, the Company will have valid and marketable title to the Additional Repurchase Shares, free and clear of all title defects, security interests, liens or encumbrances of any nature whatsoever.


                                   ARTICLE III

                                  MISCELLANEOUS


     Section 3.1. Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company, on the one hand, and by Parent and the Shareholder, on the other hand, and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person.

     Section 3.2. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as follows:

         If to the Company:

                  ONEOK, Inc.
                  100 W. Fifth Street
                  Tulsa, Oklahoma
                  Attention:  Chief Executive Officer
                  Fax: (918) 588-7961
         with a copy to:

                  ONEOK, Inc.
                  100 W. Fifth Street
                  Tulsa, Oklahoma
                  Attention:  General Counsel
                  Fax: (918) 588-7971

         If to Parent:

                  Westar Energy, Inc.
                  818 Kansas Avenue
                  Topeka, Kansas 66612
                  Attention:  President
                  Fax: (785) 575-8061

         with a copy to:

                  Westar Energy, Inc.
                  818 Kansas Avenue
                  Topeka, Kansas 66612
                  Attention:  Corporate Secretary
                  Fax: (785) 575-1936

         If to the Shareholder:

                  Westar Industries, Inc.
                  818 Kansas Avenue
                  Topeka, Kansas 66612
                  Attention:  President
                  Fax: (785) 575-8061

         with a copy to:

                  Westar Industries, Inc.
                  818 Kansas Avenue
                  Topeka, Kansas 66612
                  Attention:  Corporate Secretary
                  Fax: (785) 575-1936

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in a like manner.

     Section 3.3. Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF OKLAHOMA WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

     Section 3.4. Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

     Section 3.5. Integration. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

     Section 3.6. Severability. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

     Section 3.7. Consent to Jurisdiction. In connection with any suit, claim, action or proceeding arising out of this Agreement, Parent, the Shareholder and the Company each hereby consent to the in personam jurisdiction of the United States federal courts and state courts located in Tulsa, Oklahoma; the Shareholder and the Company each agree that service in the manner set forth in
Section 3.2 hereof shall be valid and sufficient for all purposes; and the Shareholder and the Company each agree to, and irrevocably waive any objection based on forum non conveniens or venue, appear in any United States federal court state court located in Tulsa, Oklahoma.

     Section 3.8. Counterparts. This Agreement may be executed by the parties hereto in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Company, Parent and the Shareholder have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

                              ONEOK, INC.


                              By:    /s/ David L. Kyle
                                     ------------------------------------------
                                     Name:    David L. Kyle
                                     Title:   Chairman, Chief Executive Officer
                                              and President


                              WESTAR ENERGY, INC.


                              By:    /s/ James S. Haines, Jr.
                                     ------------------------------------------
                                     Name:     James S. Haines, Jr.
                                     Title:    Chief Executive Officer and
                                               President


                              WESTAR INDUSTRIES, INC.


                              By:    /s/ James S. Haines, Jr.
                                     ------------------------------------------
                                     Name:    James S. Haines, Jr.
                                     Title:   Chief Executive Officer and
                                              President